                      SECURITIES AND EXCHANGE COMMISSION


                           Washington, D.C.  20549



                                  FORM 11-KA


                                ANNUAL REPORT


                       Pursuant to Section 15(d) of the
                       Securities Exchange Act of 1934


(Mark one)

_X_ Annual Report pursuant to 15(d) of the Securities Exchange Act of 1934 (Fee required)

        For the fiscal year ended December 31, 1994.

___ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

        For the transition period from __________ to __________

        Commission file number 1-8864.

        A.      Full title of the Plan:

                USG CORPORATION INVESTMENT PLAN (Formerly USG CORPORATION INVESTMENT PLAN FOR SALARIED EMPLOYEES)

        B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                USG CORPORATION, 125 SOUTH FRANKLIN STREET, CHICAGO, ILLINOIS 60606

                             REQUIRED INFORMATION



Financial Statements:

Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA attached hereto, including a Consent of Independent Public Auditors with respect to Form S-8 for 1994.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Pension and Investment Committee administering the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                        USG CORPORATION INVESTMENT PLAN



                                        By: /s/ H.E. PENDEXTER, JR.
                                            ---------------------------------
                                            H.E. Pendexter, Jr.
                                            Member of Pension and Investment
                                            Committee


Date:  March 30, 1995

                                USG CORPORATION
                                INVESTMENT PLAN


                               REPORT ON AUDITED
                            FINANCIAL STATEMENTS AND
                             SUPPLEMENTAL SCHEDULES


                     YEARS ENDED DECEMBER 31, 1994 AND 1993

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
  INDEPENDENT AUDITORS' REPORT                                   1

  FINANCIAL STATEMENTS:

     Statement of Net Assets Available
       for Plan Benefits                                         2

     Statement of Changes in Net Assets
       Available for Plan Benefits                               4

     Notes to Financial Statements                               6


  SUPPLEMENTAL SCHEDULES:

      I.  Schedule of Investments Held
            at Year End                                         12

     II.  Schedule of Reportable Transactions                   13


                         INDEPENDENT AUDITORS' REPORT


PENSION AND INVESTMENT COMMITTEE
USG CORPORATION
CHICAGO, ILLINOIS


We have audited the accompanying statement of net assets available for plan benefits of the USG Corporation Investment Plan as of December 31, 1994 and 1993, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments held at year end as of December 31, 1994, and reportable transactions for the year ended December 31, 1994, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                             /s/ Hill, Taylor & Co.



February 27, 1995

                        USG CORPORATION INVESTMENT PLAN

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1994 AND 1993


                                      1994


                                     ------------------------------------------------------------------------
                                     USG COMMON       FIXED           GOVERNMENT        EQUITY
                                       STOCK          INCOME          INVESTMENT        INDEX        BALANCED
                                        FUND           FUND              FUND            FUND          FUND
                                     ----------       ------          ----------        ------       --------
ASSETS:
   Investments at
      Market                         $8,762,990    $102,620,928       $4,101,758      $14,158,971   $5,816,611

   Receivables:
      Employer contributions
         receivable                   ---            14,000,000        ---             ---           ---
- -
      Employee loans
         receivable                   ---            ---               ---             ---           ---

    Interest and
        dividend receivable                  86          63,856           18,139               23           16

      Pending transactions
         from participants'
         elections for transfers
         between funds or
         forfeitures                    238,879      ---                  30,870           17,811        3,722
                                     ----------    ------------       ----------      -----------   ----------
    Total Receivables                   238,965      14,063,856           49,009           17,834        3,738
                                     ----------    ------------       ----------      -----------   ----------
  Total Assets                        9,001,955     116,684,784        4,150,767       14,176,805    5,820,349
                                     ----------    ------------       ----------      -----------   ----------
LIABILITIES:
      Benefits payable                   45,801       1,694,367          108,221          156,119       43,648

      Pending transactions
         from participants'
         elections for transfers
         between funds or
          forfeitures                 ---               137,691        ---                108,836        5,231
                                     ----------    ------------       ----------      -----------   ----------
  Total Liabilities                      45,801       1,832,058          108,221          264,955       48,879
                                     ----------    ------------       ----------      -----------   ----------
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                  $8,956,154    $114,852,726       $4,042,546      $13,911,850   $5,771,470
                                     ==========    ============       ==========     ============   ==========

                                                     FORFEITURE      INVESTMENT
                                     GROWTH             CASH           PLAN
                                      FUND             ACCOUNT         LOANS           TOTAL
                                     -----           ---------       ----------        -----
ASSETS:
   Investments at
      Market                         $6,058,221         $29,121      $ ---           $141,548,600

   Receivables:
      Employer contributions
         receivable                   ---                ---           ---             14,000,000

      Employee loans
         receivable                   ---                ---           5,240,156        5,240,156

    Interest and
        dividend receivable                  16             127        ---                 82,263

      Pending transactions
         from participants'
         elections for transfers
         between funds or
         forfeitures                   ---                5,911        ---                297,193
                                     ----------    ------------       ----------      -----------
    Total Receivables                        16           6,038        5,240,156       19,619,612
                                     ----------    ------------       ----------     ------------
  Total Assets                        6,058,237          35,159        5,240,156      161,168,212
                                     ----------    ------------       ----------     ------------
LIABILITIES:
      Benefits payable                   63,872          17,424        ---              2,129,452

      Pending transactions
         from participants'
         elections for transfers
         between funds or
          forfeitures                    45,435          ---             363,448          660,641
                                     ----------    ------------       ----------     ------------
  Total Liabilities                     109,307          17,424          363,448        2,790,093
                                     ----------    ------------       ----------     ------------
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                  $5,948,930         $17,735       $4,876,708     $158,378,119
                                     ==========    ============       ==========     ============

The accompanying notes to financial statements are an integral part of these statements.

                        USG CORPORATION INVESTMENT PLAN

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1994 AND 1993


                                      1993


                                            ---------------------------------------------------------------------------
                                             USG COMMON        FIXED          GOVERNMENT         EQUITY
                                                STOCK          INCOME         INVESTMENT         INDEX        BALANCED
                                                FUND            FUND             FUND             FUND          FUND
                                              ---------        ------         ----------         ------       --------
ASSETS:
   Investments at
      Market                                  $7,808,353    $ 99,587,130       $4,239,684     $ 13,088,923   $2,085,506

   Receivables:
      Employer contributions
         receivable                            ---             5,800,000        ---             ---           ---
      Employee loans
         receivable                            ---           ---                ---             ---           ---

    Interest and
        dividend receivable                           77          61,796           10,749              115           27

      Pending transactions
         from participants'
         elections for transfers
         between funds or
         forfeitures                           1,520,393     ---                   40,891          109,172    1,353,057
                                              ----------    ------------       ----------     ------------   ----------
    Total Receivables                          1,520,470       5,861,796           51,640          109,287    1,353,084
                                              ----------    ------------       ----------     ------------   ----------

  Total Assets                                 9,328,823     105,448,926        4,291,324       13,198,210    3,438,590
                                              ----------    ------------       ----------     ------------   ----------


LIABILITIES:
      Benefits payable                            71,111       3,079,023           36,258           63,605        2,215


      Pending transactions
         from participants'
         elections for transfers
         between funds or
          forfeitures                             14,580       3,613,797           85,595          333,753        6,027
                                              ----------    ------------       ----------     ------------   ----------


  Total Liabilities                               85,691       6,692,820          121,853          397,358        8,242
                                              ----------    ------------       ----------     ------------   ----------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                           $9,243,132    $ 98,756,106       $4,169,471     $ 12,800,852   $3,430,348
                                              ==========    ============       ==========     ============   ==========

                                                              FORFEITURE       INVESTMENT
                                               GROWTH           CASH              PLAN
                                                FUND           ACCOUNT            LOANS           TOTAL
                                               ------        -----------       ----------         -----
ASSETS:
   Investments at
      Market                                  $2,275,173        $ 19,356       ---            $129,104,125

   Receivables:
      Employer contributions
         receivable                            ---               (19,000)      ---               5,781,000
      Employee loans
         receivable                            ---                ---          2,304,501         2,304,501

    Interest and
        dividend receivable                           30              53       ---                  72,847

      Pending transactions
         from participants'
         elections for transfers
         between funds or
         forfeitures                           1,030,682           2,969       ---               4,057,164
                                              ----------    ------------       ----------     ------------

    Total Receivables                          1,030,712         (15,978)      2,304,501        12,215,512
                                              ----------    ------------       ----------     ------------

  Total Assets                                 3,305,885           3,378       2,304,501       141,319,637
                                              ----------    ------------       ----------     ------------


LIABILITIES:
      Benefits payable                             2,978          ---           ---              3,255,190


      Pending transactions
         from participants'
         elections for transfers
         between funds or
          forfeitures                              3,412          ---           ---              4,057,164
                                              ----------    ------------       ----------     ------------


  Total Liabilities                                6,390          ---           ---              7,312,354
                                              ----------    ------------       ----------     ------------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                           $3,299,495        $  3,378       $2,304,501     $134,007,283
                                              ==========    ============       ==========     ============

The accompanying notes to financial statements are an integral part of these statements.

                        USG CORPORATION INVESTMENT PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                     YEARS ENDED DECEMBER 31, 1994 AND 1993


                                      1994


                                USG COMMON       FIXED      GOVERNMENT        EQUITY
                                   STOCK        INCOME     INVESTMENT         INDEX          BALANCED       GROWTH
                                   FUND          FUND         FUND            FUND             FUND          FUND
                                ----------      ------     ----------         -----          --------       ------
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
    beginning of year           $9,243,132     $98,756,106   $4,169,471     $12,800,852     $3,430,348    $3,299,495
                                ----------     -----------   ----------     -----------     ----------    ----------
ADD (DEDUCT):
Corporation contributions               --      16,273,711           --              --             --          --

Employee contributions           1,499,307       7,911,878      537,884       2,017,850      1,084,472     1,591,117
                                ----------     -----------   ----------     -----------     ----------    ----------
                                 1,499,307      24,185,589      537,884       2,017,850      1,084,472     1,591,117
                                ----------     -----------   ----------     -----------     ----------    ----------

Income from investments:
  Dividend income                       --              --           --         391,793        184,263        89,396
  Interest income                   47,179       5,931,203      162,048           1,217          1,525         1,050
  Realized gain (loss) on
    sale of investments           (584,641)             --           --         101,842        251,991       216,748
  Unrealized depreciation
    for the year                (3,060,319)             --           --        (308,121)      (372,372)     (407,334)
                                ----------     -----------   ----------     -----------     ----------    ----------
                                (3,597,781)      5,931,203      162,048         186,731         65,407      (100,140)
                                ----------     -----------   ----------     -----------     ----------    ----------

Benefit payments and
  participant withdrawals         (264,030)     (7,553,496)    (438,426)       (629,232)      (117,860)     (105,267)

Participants' elections for
  transfers between funds        2,144,303      (4,086,076)    (362,048)       (371,181)     1,412,268     1,242,458

Withdrawals from funds             (68,777)     (2,364,944)     (26,383)        (93,170)      (103,165)       21,267
  due to loans

Administrative expenses                 --         (15,656)                          --             --            --
                                ----------     -----------   ----------     -----------     ----------    ----------

Net increase (decrease) in
  assets during the year          (286,978)     16,096,620     (126,925)      1,110,998      2,341,122     2,649,435
                                ----------     -----------   ----------     -----------     ----------    ----------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  end of year                   $8,956,154    $114,852,726   $4,042,546     $13,911,850     $5,771,470    $5,948,930
                                ==========    ============   ==========     ===========     ==========    ==========
                                    FORFEITURE
                                      CASH              LOAN
                                    ACCOUNT            ACCOUNT            TOTAL
                                    ---------          -------            -----
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
    beginning of year                 $3,378         $2,304,501        $134,007,283
                                      ------         ----------        ------------
ADD (DEDUCT):
Corporation contributions                 --                 --          16,273,711

Employee contributions                    --                 --          14,642,508
                                      ------         ----------        ------------
                                          --                 --          30,916,219
                                      ------         ----------        ------------

Income from investments:
  Dividend income                         --                 --             665,452
  Interest income                      1,774            131,660           6,277,656
  Realized gain (loss) on
    sale of investments                   --                 --             (14,060)
  Unrealized depreciation
    for the year                          --                 --          (4,148,146)
                                      ------         ----------        ------------
                                       1,774            131,660           2,780,902
                                      ------         ----------        ------------

Benefit payments and
  participant withdrawals             (7,693)          (194,625)         (9,310,629)

Participants' elections for
  transfers between funds             20,276                 --                  --

Withdrawals from funds                    --          2,635,172                  --
  due to loans

Administrative expenses                   --                 --             (15,656)
                                      ------         ----------        ------------

Net increase (decrease) in
  assets during the year              14,357          2,572,207          24,370,836
                                      ------         ----------        ------------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  end of year                        $17,735         $4,876,708        $158,378,119
                                     =======         ==========        ============


The accompanying notes to financial statements are an integral part of these statements.

                        USG CORPORATION INVESTMENT PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                     YEARS ENDED DECEMBER 31, 1994 AND 1993


                                      1993


                                  USG COMMON           FIXED               GOVERNMENT               EQUITY
                                     STOCK             INCOME              INVESTMENT               INDEX                BALANCED
                                     FUND               FUND                  FUND                   FUND                  FUND
                                  ----------           -----               ----------               ------               --------
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  beginning of year               $5,773,978           $98,292,636           $3,954,010            $10,912,942                 --
                                  ----------           -----------           ----------            -----------            -------
ADD (DEDUCT):
Corporation contributions                --              5,912,883                   --                     --                 --

Employee contributions               270,206             8,915,065              682,747              2,166,606            335,486
                                  ----------           -----------           ----------            -----------            -------
                                     270,206            14,827,948              682,747              2,166,606            335,486
                                  ----------           -----------           ----------            -----------            -------

Income from investments:
  Dividend income                         --                    --                   --                354,332             24,137
  Interest income                      3,918             6,306,656              127,065                     --                 --
  Realized gain (loss) on
    sale of investments           (4,909,950)                   --                   --              2,726,236             50,056
  Unrealized depreciation
    for the year                   5,770,605                    --                   --             (1,904,664)           (17,158)
                                  ----------           -----------           ----------            -----------            -------
                                     864,573             6,306,656              127,065              1,175,904             57,035
                                  ----------           -----------           ----------            -----------            -------

Benefit payments and
  participant withdrawals           (221,782)          (10,898,107)            (363,269)              (702,646)            (3,170)

Participants' elections for
  transfers between funds          2,643,203            (7,671,072)            (168,524)              (664,395)         3,047,024

Withdrawals from funds               (87,046)           (2,057,904)             (62,558)               (87,554)            (6,027)
  due to loans

Administrative expenses                   --               (44,051)                  --                     (5)                --
                                  ----------           -----------           ----------            -----------            -------

Net increase (decrease) in
  assets during the year           3,469,154               463,470              215,461              1,887,910          3,430,348
                                  ----------           -----------           ----------            -----------            -------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  end of year                     $9,243,132           $98,756,106           $4,169,471            $12,800,852         $3,430,348
                                  ==========           ===========           ==========            ===========         ==========
                                                                FORFEITURE
                                              GROWTH              CASH              LOAN
                                               FUND              ACCOUNT            ACCOUNT               TOTAL
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  beginning of year                                --           $28,010                 --                $118,961,576
                                           ----------           -------         ----------                ------------
ADD (DEDUCT):
Corporation contributions                          --           (25,181)                --                   5,887,702

Employee contributions                        472,697                --                 --                  12,842,807
                                           ----------           -------         ----------                ------------
                                              472,697           (25,181)                --                  18,730,509
                                           ----------           -------         ----------                ------------

Income from investments:
  Dividend income                              10,733                --                 --                     389,202
  Interest income                                  --             9,202                 --                   6,446,841
  Realized gain (loss) on
    sale of investments                        97,186                --                 --                  (2,036,472)
  Unrealized depreciation
    for the year                              (77,149)               --                 --                   3,771,634
                                           ----------           -------         ----------                ------------
                                               30,770             9,202                 --                   8,571,205
                                           ----------           -------         ----------                ------------

Benefit payments and
  participant withdrawals                      (3,389)             (551)                --                 (12,192,914)

Participants' elections for
  transfers between funds                   2,802,829            10,935                 --                          --

Withdrawals from funds                         (3,412)               --          2,304,501                          --
  due to loans

Administrative expenses                            --           (19,037)                --                     (63,093)

Net increase (decrease) in
  assets during the year                    3,299,495           (24,632)         2,304,501                  15,045,707
                                           ----------           -------         ----------                ------------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  end of year                              $3,299,495            $3,378         $2,304,501                $134,007,283
                                           ==========            ======         ==========                ============


The accompanying notes to financial statements are an integral part of these statements.

                                USG CORPORATION
                                INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1994 AND 1993



1.  DESCRIPTION OF THE PLAN

     The USG Corporation Investment Plan, also known as the USG Corporation Investment Plan for Salaried Employees prior to January 1, 1989 ("The Plan"), was approved by the stockholders of the Corporation on May 11, 1977, and became effective on July 1, 1977. On January 2, 1989, the Plan was amended and completely restated effective as of January 1, 1989 ("restated Plan"). The amendment and restatement incorporates all prior amendments to the Plan and makes changes to reflect the merger of the USG Corporation Savings Plan for Hourly Employees effective January 1, 1989, and to change the name of the Plan to the USG Corporation Investment Plan.

     The Plan was established to provide a means for eligible hourly and salaried employees to participate in the earnings of the Corporation, to build a supplemental retirement fund and to provide additional disability and death benefits.

     The Plan provides, among other things, that participants may contribute up to 9% of their annual compensation to the Plan during the year effective January 1, 1989, 15% from October 1, 1985 to December 31, 1988 and 12% prior to October 15, 1985. The amount of distributions to be made upon withdrawal from the Plan is dependent upon the participant's and the Corporation's contributions. The Plan requires completion of five years of credited service in order to be 100% vested in the Corporation contribution. Employee contributions are always 100% vested. In addition, the Plan contains provisions under which the entire amount credited to a participant's account is distributable upon a participant's retirement, disability, or death.

     Employee contributions are invested by the Trustee in one of six funds:
     (a) common stock of USG Corporation (USG Common Stock Fund), (b) United States Government obligations (Government Investment Fund), (c) other obligations providing a fixed rate of interest (Fixed Income Fund), (d) an equity index fund which provides investment results that are designed to correspond to the performance of publicly traded common stocks, as represented by the Standard & Poor's 500 Composite Stock Price Index (Equity Index Fund), (e) a balanced fund which invests in several broadly diversified asset classes, including domestic and foreign common stock and bonds, preferred stocks and cash (Balanced Fund), or (f) a growth fund which invests primarily in equity securities of large market capitalization companies with earnings that are expected to grow at an above-average rate, but may be further diversified by investment of a small portion of the assets in domestic bonds, foreign common stocks and bonds, and cash (Growth Fund). Investment in the USG Common Stock Fund was suspended effective January 1, 1992, but was reopened July 1, 1993.

     Participants may elect to have their contributions invested in 5% increments in any fund beginning July 1, 1993 and in 25% increments in any fund before June 30, 1993. Participants can also change their investment election and previous accumulated account each quarter. In order to change their investment options, transfer their prior accumulated account to another investment option, increase or decrease the percent of contributions, and to make requests for withdrawals, participants are required to provide notice by the 15th day of the last month of any quarter.

     At December 31, 1994 and 1993, the Fixed Income Fund was primarily composed of an investment in group annuity contracts maintained by Provident Life Insurance Co., Metropolitan Life Insurance Co. and John Hancock Mutual Life Insurance Co. The Equity Index Fund was invested in the Vanguard Institutional Index Fund.

     As of December 31, 1994 and 1993, the Balanced Fund was invested in the Fidelity Puritan Fund and the Growth Fund was invested in the IDS New Dimensions Fund.

     Corporation contributions, whether made in cash or stock, are initially invested in the Fixed Income Fund. If the Trustee is unable to invest any contributions immediately, the funds are temporarily invested in collective investment funds and any earnings in the fund are credited to the participants' accounts.

     The sixth amendment to the Plan was adopted in 1993 which provides that the Corporation makes formula matching contributions for each plan year commencing after December 31, 1992, if at least 80% of the consolidated earnings goal of the Corporation has been met for that plan year. For each calendar quarter commencing after December 31, 1993, the Corporation will also make quarterly matching contributions in an amount equal to 25% of each eligible participant's basic contributions made during that calendar quarter not in excess of 4% of his or her earnings for that calendar quarter. This amendment also established a balanced fund and a growth fund which increases the investment options under the Plan to six. In addition, provisions for loans to participants were established by this amendment. Certain provisions of the sixth amendment are effective January 1, 1993, July 1, 1993 and October 1, 1993, respectively.

     The Plan funds are administered under the terms of a Trust agreement with The Northern Trust Company. The Trust agreement provides, among other things, that the Trustee shall keep account of all investments, receipts and disbursements and other transactions and shall provide annually a report setting forth such transactions and the status of the funds at the end of the period.

     The Plan is administered by the Pension and Investment Committee, which consists of three or more members appointed by the Board of Directors of USG Corporation. Administrative expenses of the Plan, except for charges such as brokerage fees and expenses related to group annuity contracts, are paid by the Corporation.

     At December 31, 1994 and 1993, there were approximately 10,188 and 9,730 participants in the Plan, respectively.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The amounts in the accompanying statements were accumulated from the reports of the Trustee (Note 1). The statements are prepared on the accrual basis of accounting. Contributions to the Plan are made throughout the year and adjustments are made to the statements to accrue for the portion of annual contributions unpaid at year-end.

     All investments of the Plan are valued at market. Unrealized appreciation (depreciation) of investments of the Plan represents the change between years in the difference between the market value and cost of the investments.

     Realized gains or losses on the sale of investments are calculated based upon the historical average cost of the investments. Market value and cost are equal for the group annuity contract and short-term investments.

     Metropolitan Life Insurance Co., Provident Life Insurance Co. and John Hancock Mutual Life Insurance Co. group annuity contracts earned guaranteed interest at rates varying from 5.75% to 7.76% at December 31, 1994. The rates for 1993 ranged from 5.75% to 8.77%. The Insurance contract earnings are calculated net of administrative fees.

     For the USG Common Stock Fund, cost is $53,616,499 and $49,882,418 as of December 31, 1994 and 1993, respectively. For the Equity Index Fund, market value increased $7,528 and $315,649 in excess of cost at December 31, 1994 and 1993, respectively. For the Balanced Fund and the Growth Fund, market value declined by $389,530 and $484,484 less than cost at December 31, 1994, respectively.

     Pending transactions from participants' elections for transfers between funds represent the fourth quarter transfers between funds that were elected by participants but have not been executed by the Trustee before year-end as well as withdrawals from participants' accounts to make loans to them. In order to present the proper balance of net assets in each fund at year-end, a receivable and payable were used to record such pending transactions and the net amount of transfers in or out for each fund during the year was presented in participants' elections for transfers between funds on the accompanying statement of changes in net assets available for plan benefits.

     Benefits payable at year-end relate to amounts owed to participants who have terminated the Plan and amounts that are being withdrawn by active participants.

3. TAX STATUS

     The Plan, as amended and restated, effective January 1, 1989, meets the requirements of Section 401 (a) of the Internal Revenue Code and, accordingly, its income is exempt from Federal income tax under Section 501 (a). Employer contributions and the income of the Plan are not taxable to the participants until distributions are made.


4. EMPLOYER CONTRIBUTIONS

     The Corporation will make a contribution with respect to each eligible participant only if at least 80% of the Corporation's consolidated earnings goal is met.

     The Corporation matching contribution schedule was changed for the 1993 Plan year. Beginning July 1, 1993, each 1% increase in goal attainment from 80% to 99% of goal results in a corresponding 1% increase in the profit sharing match, starting at a 10% match with the attainment of 80% of earnings goal. Each 1% increase in goal attainment from 100% to 109% of goal will result in a 2% increase in the profit sharing match, starting from a 30% match with attainment of 100% of goal earnings. And each 1% increase in goal attainment from 110% and above will result in a 2.5% increase in the profit sharing match, starting from 50% matching with attainment of 110% of goal earnings. Before June 30, 1993, the Corporation matching contribution was 10% with attainment of 80% to 89.9% of earnings goal, 20% matching with attainment of 90% to 99.9% of earnings goal, 30% matching contribution with attainment of 100% to 109.9% of earnings goal and 50% matching contribution with attainment of 110% to 119.9% of earnings goal. With every subsequent incremental increase of 10 full percentage points in achievement of consolidated earnings goal there was an incremental increase of 25 percentage points in corporation contributions measured as a percent of participants' contributions.

     Employer contribution amounts forfeited by terminated employees are applied as a credit against future Corporation contributions or used to pay fees of the plan and are held in the Forfeiture Cash Account.

5. DISTRIBUTION ON TERMINATION OF THE PLAN

     In the event of any termination of the Plan, the account balances of all affected participants shall become non-forfeitable.

6. INVESTMENTS

     The following is a summary of the Plan's investments as well as the net realized and unrealized appreciation (depreciation) for 1994 and 1993:


INVESTMENTS AT       DECEMBER 31, 1994            DECEMBER 31, 1993
                 --------------------------  ---------------------------
FAIR VALUE                         NET                             NET
DETERMINED BY                  APPRECIATION                   APPRECIATION
QUOTED MARKET       FAIR      (DEPRECIATION)       FAIR      (DEPRECIATION)
PRICE:              VALUE     IN FAIR VALUE        VALUE     IN FAIR VALUE
- --------------   ----------- --------------     ----------- --------------
USG Common
  Stock          $ 8,762,813   $ (3,644,960)   $  7,779,857   $    860,654
Vanguard Index
  Trust           14,105,363       (206,279)     13,028,957        821,573
Fidelity Puritan
  Fund             5,787,179       (120,381)      2,059,716         32,898
IDS New Dimension
  Fund             6,016,093       (190,586)      2,240,128         20,037
                 -----------   ------------     -----------   ------------
SUB-TOTAL         34,671,448     (4,162,206)     25,108,658      1,735,162

INVESTMENTS AT
FAIR VALUE
DETERMINED BY
OTHER THAN
QUOTED MARKET
PRICE:
- --------------

Mortgages,
  Notes,
  Contracts       88,626,521         ---         76,070,985        ---
Collective
  Short-Term
  Investment
  Fund            18,250,631         ---         27,924,482        ---
                ------------   ------------    ------------  ------------

SUB-TOTAL        106,877,152         ---        103,995,467        ---
                ------------   ------------    ------------  ------------

TOTAL
INVESTMENTS     $141,548,600   $ (4,162,206)   $129,104,125  $  1,735,162
                ============   =============   ============  ============

At December 31, 1994 and 1993, the following investments exceeded 5% of the net assets available for the Plan benefits:


                                     1994                 1993
                                 ------------         -----------
USG Corporation Common Stock     $ 8,762,813          $ 7,779,857

Metropolitan Life Insurance
  Company, GAC 12577              10,955,303           20,330,895

Metropolitan Life Insurance
  Company, GAC 13908              12,107,915                --

Provident Life Insurance
  Company, GAC 627-05701          20,809,915                --

New York Life Insurance
  Company, GAC 05892                   --              13,420,101

John Hancock Mutual Life
      GAC 6317                    44,753,388           42,319,989

Vanguard Index Trust              14,105,363           13,028,957

Collective Short Term
  Investment Fund                 18,250,631           27,889,436



7. PARTICIPANT LOANS

     Effective October 1, 1993, a participant can obtain a loan from the Plan. Under the Plan's loan provisions, the maximum loan allowable is one half of a participant's vested account balance or $50,000, whichever is less. The minimum loan amount is $1,000. Additional amounts can be taken in $100 increments. The Plan restricts the participant to one outstanding loan at a time. The loan can be repaid by the participant over a five year period, or sooner, in full, with interest at the prime rate. Default on a loan by a participant will be treated as a hardship withdrawal and will be subject to IRS tax penalties.

                                                                      SCHEDULE I
                                USG CORPORATION
                                INVESTMENT PLAN

                                        SCHEDULE OF INVESTMENTS HELD AT YEAR
                                                  END DECEMBER 31,  1994


                                                     PRINCIPAL
                                                 AMOUNT/NUMBER OF                             FAIR
                                                      SHARES                  COST            VALUE
                                                 ----------------         ------------    -------------
COMMON STOCK
- ------------
    USG Corporation                                 449,375                $ 53,616,499    $  8,762,813

    Vanguard Index Trust                            326,362                  14,097,835      14,105,363

    IDS New Dimension Fund                          452,678                   6,500,577       6,016,093

    Fidelity Puritan Fund                           390,762                   6,176,709       5,787,179
                                                   --------                 -----------    ------------


TOTAL COMMON STOCKS                               1,619,177                  80,391,620      34,671,448
                                                  ---------                ------------    ------------


CONTRACTS
- ---------

   Metropolitan Life Insurance
     Company,  GAC 13908                        $12,107,915                  12,107,915      12,107,915

   Metropolitan Life Insurance
     Company,  GAC 12577                        $10,955,303                  10,955,303      10,955,303

   Provident Life Insurance
     Company,  GAC 627-05701                    $20,809,915                  20,809,915      20,809,915

   John Hancock Mutual Life,
     GAC 6317                                   $44,753,388                  44,753,388      44,753,388
                                                -----------                  ----------      ----------


TOTAL CONTRACTS                                 $88,626,521                  88,626,521      88,626,521
                                                -----------                  ----------      ----------


SHORT-TERM INVESTMENTS
- ----------------------

    Collective Government
      Short-Term Investment
      Fund                                      $ 4,101,759                   4,101,759       4,101,759

    Collective Short-Term
      Investment Fund                           $14,148,872                  14,148,872      14,148,872
                                                                           ------------    ------------

TOTAL SHORT-TERM
  INVESTMENTS                                                              $ 18,250,631    $ 18,250,631
                                                                           ------------    ------------


TOTAL INVESTMENTS                                                          $187,268,772    $141,548,600
                                                                           ============    ============

                                                                     SCHEDULE II


                                USG CORPORATION
                                INVESTMENT PLAN


                      SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1994



SERIES OF TRANSACTIONS IN THE SAME SECURITY:


                     TOTAL        COST       TOTAL      CURRENT       NET
  DESCRIPTION OF   NUMBER OF       OF      NUMBER OF    VALUE OF     GAIN
     SECURITY      PURCHASES      ASSET      SALES       SALES      (LOSS)
  --------------   ---------  -----------  ----------  ---------  ---------
Collective
  Short-term
  Investment
  Fund               430      $80,783,209    222      $91,235,290     ---

New York Life
    GAC #05892         7          590,151      7       14,010,252     ---

Metropolitan
    GAC #12577        12        1,174,151      1       10,549,743     ---

Provident Life
    GAC #627-05701     9       20,809,915      -            ---       ---

Metropolitan
    GAC #13908         3       12,107,914      -            ---       ---

                     CONSENT OF INDEPENDENT PUBLIC AUDITORS

                            WITH RESPECT TO FORM S-8


As independent public auditors, we hereby consent to the incorporation by reference of our report, dated February 27, 1995, appearing in the USG Corporation Investment Plan Annual Report on Form 11-K for the year ended December 31, 1994, into USG Corporation's previously filed Registration Statements No.2-94787 and 33-9948 on Form S-8. It should be noted that we have not examined any financial statements of the Investment Plan subsequent to December 31, 1994, or performed any audit procedures subsequent to the date of our report.

                                                 /s/ Hill, Taylor & Co.



Chicago, Illinois
February 27, 1995